AA 3/24/2004

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04017553

SEC[illegible] MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48609

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Perspectives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Lafayette Circle, Suite 202
(No. and Street)

Lafayette, CA 94549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Williams (925) 283-2456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, 3rd Floor San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Perspectives, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public 2/26/04

ANN W. BAKER
COMM. # 1357741
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires JUN 19, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

CONTENTS

	PAGE NO.
Independent Auditors' Report	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9

SUPPLEMENTARY INFORMATION

Computation of Net Capital and Net Capital Requirements for Brokers and Dealers pursuant to Rule 15c3-1	10
Computation for Determination of Reserve Requirements for Broker-Dealers pursuant to Rule 15c3-3	11
Reconciliation of the Computation of Liquid Capital	12
SIPC Supplemental Report	13
Report on Internal Control Structure	14 - 15

SBP &CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Government Perspectives, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2003 in conformity with U. S. generally accepted accounting principles.

Scott B. Price & Company
Certified Public Accountants

February 22, 2004

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets	
Cash and cash equivalents	$ 1,303,087
Restricted cash	500,000
Trading securities	5,003,906
Commissions receivable	235,033
Other accounts receivable	3,215
Prepaid expenses	17,210
Total current assets	7,062,451
Fixed assets	
Furniture, fixtures and equipment	98,402
Leasehold improvements	43,542
	141,944
Less: accumulated depreciation and amortization	(120,077)
Fixed assets, net	21,867
Other assets	
Security deposit	3,733
Total other assets	3,733
	$ 7,088,051

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 152,243
Payroll taxes payable	2,403
Due to broker	4,985,156
Total liabilities	5,139,802
Members' equity	1,948,249
	$ 7,088,051

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenue	
Commission revenue, net of clearance fees	$ 3,680,607
Treasury bill gains	11,073
Total revenue	3,691,680
Operating expenses	
Commissions	2,496,482
Salaries	350,666
Information services	87,887
Rent	43,360
Pension contributions	40,000
Professional fees	31,381
Dues and subscriptions	28,581
Travel	21,096
Depreciation and amortization	11,300
Taxes and licenses	10,547
Payroll taxes	10,069
Regulatory fees	10,054
Telephone	9,477
Office supplies and postage	6,939
Meals and entertainment	5,919
Storage	1,920
Donations	1,650
Insurance and bonds	1,501
Maintenance and repair	979
Promotional expenses	361
Total operating expenses	3,170,169
Operating income	521,511
Other income/(expense)	
Unrealized gain on trading securities	18,750
Total other income/(expense)	18,750
Net income	$ 540,261

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Richard Williams	Thomas Rainey	Total
Beginning balance	$ 1,130,047	$ -	$ 1,130,047
Contributions	-	800,000	800,000
Net income	393,209	147,052	540,261
Distributions	(442,059)	(80,000)	(522,059)
Ending balance	$ 1,081,197	$ 867,052	$ 1,948,249

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 540,261
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,300
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Commissions and other receivable	100,350
Prepaid expenses	(1,560)
Trading securities	(5,003,906)
Increase/(decrease) in liabilities:	
Accounts payable	(128,575)
Payroll taxes payable	(2,078)
Due to broker	4,985,156
Net cash provided by operating activities	500,948
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	800,000
Distributions to members	(522,059)
Net cash provided by financing activities	277,941
Net increase in cash and cash equivalents	778,889
Cash and cash equivalents at beginning of year	524,198
Cash and cash equivalents at end of year	$ 1,303,087

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1 - THE COMPANY

The Company was formed on July 20, 1995 as a California limited liability. The Company's primary activity is to conduct business as a general securities broker-dealer under a fully disclosed agreement with Fortis Investment Services, LLC. Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis from offices in California, New Jersey and Washington.

On November 17, 1995 the Company became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On November 28, 1995 the Company was granted a broker-dealer certificate by the California Department of Corporations. On November 17, 1995, the Company became a member of the National Association of Securities Dealers, Inc. as a general securities broker-dealer.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any company obligations.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are valued at cost. Depreciation is calculated on a straight-line basis using an estimated useful life of five to seven years.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

Investments

The Company's short-term investments are recorded at fair value with unrealized holding gains and losses included in net earnings.

3 - RESTRICTED CASH

Pursuant to the Fortis clearing agreement, the Company is required to have a collateral account having a market value of $500,000.

4 - RETIREMENT PLAN

The Company sponsors a profit sharing plan in which 20% of eligible employees' compensation is contributed by the Company up to a maximum of $40,000. The 2003 pension contribution totaled $40,000 of which $0 was payable at December 31, 2003.

5 - LIQUID CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $1,755,322, which was $1,412,703 in excess of its required net capital of $342,619. In accordance with SEC rule 15c3-1, the Company took a 3%, or $150,117 haircut on its government securities of $5,003,906. The Company's net capital ratio was (.34) to1.

6 - LEASE COMMITMENTS

The Company relocated in 2000 and entered into a five year lease commencing on November 1, 2000. Rent expense for 2003 was $43,360. Future minimum lease payments are as follows:

	Year ended December 31,
2004	$ 43,818
2005	37,729

7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2003 include funds in a checking account and a U.S. Treasury bill carried at $1,699,532, including interest earned to date. This debt security has an original maturity date of January 22, 2004, and was purchased on October 22, 2003. It is classified as held to maturity. For purposes of the statement of cash flows, the Organization considers all highly liquid investments with maturities of three months or less to be cash equivalents. $500,000 of the U. S. Treasury bill is collateralized as restricted cash (see note 3) and is therefore excluded from cash and cash equivalents.

8 - SHORT-TERM INVESTMENTS

The Company's short-term investments consist of federal agency debt securities, which are classified as trading. Purchases and sales are recorded on a trade-date basis. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Trading securities as of December 31, 2003 are $5,003,906 which includes $18,750 in unrealized gains.

9 - DUE TO BROKER

The Company's due to broker account consists of a repurchase loan agreement issued on December 31, 2003 for purposes of purchasing the federal agency debt securities described in note 8. The outstanding principal on the loan as of December 31, 2003 is $4,985,156, payable on January 5, 2004, upon sale of the securities. Interest on the loan accrues at 1%.

SUPPLEMENTARY INFORMATION

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	1,948,249
Less nonallowable assets:		
Accounts receivable > 30 days	$	-
Prepaid expenses		17,210
Fixed assets, net		21,867
Other assets		3,733
		42,810
Net capital before haircuts on securities positions		1,905,439
Haircuts on securities		150,117
Net capital	$	1,755,322

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	342,619
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above two amounts)	$	342,619
Excess net capital	$	1,412,703
Excess net capital at 1000%	$	1,241,312

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$	5,139,802
Percentage of aggregate indebtedness to net capital		292.81%

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2003

Not applicable

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF LIQUID CAPITAL
DECEMBER 31, 2003

Per original filing	$ 1,951,249
Audit adjustments;	
To adjust for additional accounts payable	(3,000)
Per this filing	$ 1,948,249

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2003

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2003

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Government Perspectives, LLC
(A Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Government Perspectives, LLC (A Limited Liability Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price & Company
Certified Public Accountants

San Francisco, California
February 22, 2004